Filed by WC Acquisition Holdings Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., WC Acquisition Holdings Corp., a wholly-owned subsidiary of PAETEC Corp. (“New PAETEC”), WC Acquisition Sub U Corp., a wholly-owned subsidiary of New PAETEC, and WC Acquisition Sub P Corp., a wholly-owned subsidiary of New PAETEC.

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New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

[excerpt from PAETEC employee newsletter]

Friday, August 18, 2006

US LEC Fun Facts*

As we move toward the anticipated close of the PAETEC/US LEC merger, we expect to periodically provide information to help educate employees about US LEC and its culture. Below are a few facts about the company as of June 30, 2006.

Number of employees: 1,143
Business Class Customers: 27,792

Central Offices: 27

States: 17 (including Washington, D.C.)

Public Relations: In the News	Monday’s announcement of the merger agreement between PAETEC and US LEC brought coverage in numerous publications, including:

– Atlanta Journal-Constitution
– Charlotte Observer
– International Herald Tribune
– Rochester Democrat & Chronicle
– St. Petersburg Times
– Tampa Tribune
– Wall Street Journal
– Washington Post
– InfoWorld
– Telecommunications Magazine

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WC Acquisition Holdings Corp. (“New PAETEC”) will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.